OPPENHEIMER SMALL CAP REVENUE ETF-EXHIBIT 77C

SPECIAL SHAREHOLDER MEETING (Unaudited)

      On November 13, 2015, a shareholder meeting of Oppenheimer Small Cap Revenue ETF (the "Fund") was held at which Proposal 1, a new Investment Advisory Agreement between Oppenheimer Revenue Weighted ETF Trust (the "Trust"), on behalf of the Fund, was approved as described in the Fund's Proxy Statement dated October 2, 2015. Also at the meeting the Trustees identified below were elected to the Fund. The following is a report of the votes cast:

Proposal 1:  To approve a new Investment Advisory Agreement


               For        Against     Abstain
             2,808,318     21,733     20,725



Proposal 2: To elect Trustees


      Nominee/Proposal        For         Withheld
      Trustees
      Sam Freedman            3,822,394     49,672
      Jon S. Fossel           3,821,057     51,009
      Richard F. Grabish       3,822,394     49,672
      Beverly L. Hamilton      3,821,802     50,264
      Victoria J. Herget       3,822,253     49,813
      Robert J. Malone         3,821,057     51,009
      F. William Marshall, Jr.   3,822,331   49,735
      Karen L. Stuckey           3,822,251     49,815
      James D. Vaughn            3,821,057     51,009
      Arthur P. Steinmetz        3,822,781     49,285